B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 4, 2021 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2021. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2020. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on an approximate 33% basis representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
COVID-19
The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Summary

Consolidated gold revenue for the first quarter of 2021 was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce, compared to $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce in the first quarter of 2020. The decrease in gold revenue of $18 million (5%) was 16% attributable to a decrease in gold ounces sold (mainly due to lower gold production), partially offset by an 11% impact from the increase in the average realized gold price.

Total consolidated gold production in the first quarter of 2021 was 220,644 ounces (including 15,001 ounces of attributable production from Calibre), above budget by 9% (18,542 ounces), with solid performances from the Company’s three operating mines which all exceeded their budgeted production for the first quarter (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 million tonnes per annum ("Mtpa") (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020. The Masbate Mine in the Philippines also had a strong start to the year with first quarter gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, total consolidated gold production was lower by 17% (44,218 ounces), due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, scheduled for the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of each of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

For the first quarter of 2021, consolidated cash operating costs1 were $581 per gold ounce produced ($552 per gold ounce sold), $60 per gold ounce produced or 9% less than budget and, as expected, $214 per gold ounce produced or 58% higher than the first quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2021 were $609 per gold ounce produced ($582 per gold ounce sold), $54 per gold ounce produced or 8% less than budget and, as expected, $220 per gold ounce produced or 57% higher than the first quarter of 2020. The favourable budget variance for the first quarter of 2021 was attributable to the strong operating results from all of the Company's operations with higher than budgeted gold production. As expected, cash operating costs for the first quarter of 2021 were higher than the first quarter of 2020 due to the planned lower production as discussed above and higher input costs in the first quarter of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

All-in sustaining costs2 for the first quarter of 2021 were $919 per gold ounce sold compared to a budget of $1,078 per gold ounce sold and $695 per gold ounce sold for the first quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2021 were $932 per gold ounce sold compared to a budget of $1,078 per gold ounce sold and $721 per gold ounce sold for the first quarter of 2020. The lower than budgeted all-in sustaining costs in the first quarter of 2021 reflect the lower cash operating costs described above, higher than budgeted ounces of gold sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For full-year 2021, the Company’s total gold production is forecast to be between 970,000 and 1,030,000 ounces (including 50,000 to 60,000 ounces attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated all-in sustaining costs forecast to be between $870 and $910 per ounce. The Company’s 2021 production guidance does not include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal resource and the higher than budgeted processing capacity currently being investigated. For full-year 2021, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to planned significant waste stripping at both the Fekola and Otjikoto mines in the first half of 2021. For the first half of 2021, consolidated gold production is expected to be between 365,000 and 385,000 ounces, which is expected to increase significantly to between 555,000 and 585,000 ounces during the second half of 2021 when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 and $660 per ounce in the first half of 2021, before significantly improving to between $380 and $420 per ounce during the second half of 2021. In addition, consolidated all-in sustaining costs are expected to be between $1,040 and $1,080 per ounce in the first half of 2021, before significantly improving to between $745 and $785 per ounce during the second half of 2021.

For the first quarter of 2021, the Company generated net income of $99 million compared to a net income of $83 million in the first quarter of 2020 including net income attributable to the shareholders of the Company of $92 million ($0.09 per share) in the first quarter of 2021 compared to $72 million ($0.07 per share) in the first quarter of 2020. Adjusted net income attributable to the shareholders of the Company3 for the first quarter of 2021 was $97 million ($0.09 per share) compared to $95 million ($0.09 per share) in the first quarter of 2020.

Cash flow provided by operating activities was $146 million in the first quarter of 2021 compared to $216 million in the first quarter of 2020, a decrease of $70 million mainly due to lower revenues of $18 million, higher production costs of $20 million and higher working capital outflows in the first quarter of 2021 for value-added and other tax receivables and current income and other taxes payable. Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including $140 million related to 2020 outstanding tax liability obligations in the first half of 2021 (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $50 million).

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2021, the Company had cash and cash equivalents of $513 million (December 31, 2020 - $480 million) and working capital of $536 million (December 31, 2020 - $465 million). At March 31, 2021, the full amount of the $600 million RCF was undrawn and available.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company’s Malian subsidiary, Menankoto SARL ("Menankoto") applied for a renewal of the Menankoto exploration permit (the "Menankoto Permit") in early February 2021 but was subsequently advised in early March 2021 that the permit had been granted to a third party. The Company believes that the grant of the exploration permit covering the perimeter of the Menankoto Permit to a third party is contrary to Menankoto’s legal rights under both the 2012 Malian Mining Code (“2012 Mining Code”) and the 2019 Malian Mining Code (“2019 Mining Code”). Discussions with the Government of Mali continue to advance in order to resolve the issue. The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and in the event that discussions with the Government are unsuccessful, the Company intends to pursue all available legal remedies to resolve this issue.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2021	2020

Gold revenue ($ in thousands)	362,302	380,298
Net income ($ in thousands)	98,832	83,008
Earnings per share – basic(1) ($/ share)	0.09	0.07
Earnings per share – diluted(1) ($/ share)	0.09	0.07
Cash provided by operating activities ($ thousands)	145,854	216,213
Average realized gold price ($/ ounce)	1,791	1,588
Adjusted net income(1)(2)(3) ($ in thousands)	96,990	95,289
Adjusted earnings per share(1)(2)(3) – basic ($)	0.09	0.09
Excluding equity investment in Calibre:
Gold sold (ounces)	202,330	239,500
Gold produced (ounces)	205,643	250,632
Cash operating costs(2) ($/ gold ounce sold)	552	382
Cash operating costs(2) ($/ gold ounce produced)	581	367
Total cash costs(2) ($/ gold ounce sold)	683	490
All-in sustaining costs(2) ($/ gold ounce sold)	919	695
Including equity investment in Calibre:
Gold sold (ounces)	217,473	253,730
Gold produced (ounces)	220,644	264,862
Cash operating costs(2) ($/ gold ounce sold)	582	405
Cash operating costs(2) ($/ gold ounce produced)	609	389
Total cash costs(2) ($/ gold ounce sold)	709	516
All-in sustaining costs(2) ($/ gold ounce sold)	932	721
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based compensation expense, refer to “Non-IFRS Measures”.
First quarter 2021 and 2020
Revenue
Consolidated gold revenue for the first quarter of 2021 was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce, compared to $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce in the first quarter of 2020. The decrease in gold revenue of $18 million (5%) was 16% attributable to a decrease in gold ounces sold (mainly due to lower gold production), partially offset by an 11% impact from the increase in the average realized gold price.

In the first quarter of 2021, the Fekola Mine accounted for $216 million (first quarter of 2020 - $240 million) of gold revenue from the sale of 120,200 ounces (first quarter of 2020 - 150,700 ounces), the Masbate Mine accounted for $98 million (first quarter of 2020 - $74 million) of gold revenue from the sale of 55,370 ounces (first quarter of 2020 - 46,900 ounces) and the Otjikoto Mine accounted for $48 million (first quarter of 2020 - $66 million) of gold revenue from the sale of 26,760 ounces (first quarter of 2020 - 41,900 ounces).
Production and operating costs

Total consolidated gold production in the first quarter of 2021 was 220,644 ounces (including 15,001 ounces of attributable production from Calibre), above budget by 9% (18,542 ounces), with solid performances from the Company’s three operating mines which all exceeded their budgeted production for the first quarter (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020. The Masbate Mine in the Philippines also had a strong start to the year with first quarter gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, total consolidated gold production was lower by 17% (44,218 ounces), due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, scheduled for the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of each of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

For the first quarter of 2021, consolidated cash operating costs (refer to "Non-IFRS Measures") were $581 per gold ounce produced ($552 per gold ounce sold), $60 per gold ounce produced or 9% less than budget and, as expected, $214 per gold ounce produced or 58% higher than the first quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2021 were $609 per gold ounce produced ($582 per gold ounce sold), $54 per gold ounce produced or 8% less than budget and, as expected, $220 per gold ounce produced or 57% higher than the first quarter of 2020. The favourable budget variance for the first quarter of 2021 was attributable to the strong operating results from all of the Company's operations with higher than budgeted gold production. As expected, cash operating costs for the first quarter of 2021 were higher than the first quarter of 2020 due to the planned lower production as discussed above and higher input costs in the first quarter of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

All-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2021 were $919 per gold ounce sold compared to budget of $1,078 per gold ounce sold and $695 per gold ounce sold for the first quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2021 were $932 per gold ounce sold compared to budget of $1,078 per gold ounce sold and $721 per gold ounce sold for the first quarter of 2020. The lower than budgeted all-in sustaining costs in the first quarter of 2021 reflect the lower cash operating costs described above, higher than budgeted ounces gold sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $67 million for the first quarter of 2021 compared to $71 million in the first quarter of 2020. The 6% decrease in depreciation expense was due to a 16% decrease in the gold ounces sold partially offset by a 12% increase in the depreciation charge per gold ounce sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate Mine resulting from the impairment reversal recorded at September 30, 2020.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $27 million for the first quarter of 2021 compared to $26 million in the first quarter of 2020. Royalties and production taxes for the first quarter of 2021 were consistent with the first quarter of 2020 as the 16% decrease in the gold ounces sold was offset by a 13% increase in the gold price realized in the first quarter of 2021.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2021 was $10 million, which was consistent with the first quarter of 2020.

Share-based payment expense for the first quarter of 2021 was $1 million, which was $2 million lower than the first quarter of 2020. No significant share-based awards were made in the first quarter of 2021.

Community relations expense for the first quarter of 2021 was $1 million, which was $3 million lower than the first quarter of 2020 when two significant donations were made including a $1 million commitment to the Mali School of Mines and $2 million for the Rhino Gold Bar initiative.
For the first quarter of 2021, the Company's share of Calibre's net income was $5 million based on Calibre's reported first quarter of 2021 financial results from May 3, 2021. The Company holds approximately 33% of the total issued and outstanding Calibre common shares which had a market value of $143 million at March 31, 2021.
The Company reported $3 million in foreign exchange gains for the first quarter of 2021 compared to foreign exchange losses of $1 million for the first quarter of 2020. The foreign exchange gains for the first quarter of 2021 resulted from the weakening of the local currency in Mali versus the US dollar including the impact of foreign currency denominated working capital balances.
Other operating expenses for the first quarter of 2021 were $4 million, which mainly consisted of $2 million for the write-off of the Fekola solar panels which were damaged by a fire during the first quarter.

The Company reported $3 million in interest and financing expense during the first quarter of 2021 as compared to $5 million in the first quarter of 2020. The lower interest and financing expense resulted from lower debt balances in the first quarter of 2021 compared to the first quarter of 2020.

For the first quarter of 2021, the Company recorded derivative gains of $8 million compared to derivative losses of $15 million in the first quarter of 2020. The gains were driven by fuel forward contracts offset by losses from the interest rate swap derivative instruments and consisted of unrealized gains of $7 million (first quarter of 2020 - unrealized losses of $11 million) and realized gains of $1 million (first quarter of 2020 - realized losses of $4 million).

For the first quarter of 2021, the Company recorded a net current income and other tax expense of $41 million compared to $63 million in the first quarter of 2020, consisting of current income tax of $32 million (first quarter of 2020 - $51 million), the 10% priority dividend to the State of Mali of $8 million (first quarter of 2020 - $10 million) and withholding tax (on intercompany interest/management fees) of $1 million (first quarter of 2020 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2020, current tax expense for the first quarter of 2021 was lower mainly as a result of lower income and a reduction in the corporate tax rate for the Masbate Mine in the first quarter of 2021 compared to the first quarter of 2020. On March 26, 2021, RA No. 11534, otherwise known as the CREATE bill, was signed into law which reduced the corporate income tax rate to 25% beginning July 1, 2020 for domestic corporations and resident foreign corporations while January 1, 2021 for non-resident foreign corporations. Under the CREATE bill, the change in rate was applied retrospectively to July 1, 2020, which resulted in a reduction of current income tax expense of $3 million relating to 2020 current income taxes in the first quarter of 2021. For the first quarter of 2021, the Company recorded a deferred income tax expense of $15 million compared to a deferred income tax expense of $13 million in the first quarter of 2020.

For the first quarter of 2021, the Company generated net income of $99 million compared to a net income of $83 million in the first quarter of 2020 including net income attributable to the shareholders of the Company of $92 million ($0.09 per share) in the first quarter of 2021 compared to $72 million ($0.07 per share) in the first quarter of 2020. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2021 was $97 million ($0.09 per share) compared to adjusted net income of $95 million ($0.09 per share) in the first quarter of 2020. Adjusted net income in the first quarter of 2021 excluded unrealized gains on derivative instruments of $7 million and a deferred income tax expense of $13 million.

Cash flow provided by operating activities was $146 million in the first quarter of 2021 compared to $216 million in the first quarter of 2020, a decrease of $70 million mainly due to lower revenues of $18 million, higher production costs of $20 million and higher working capital outflows in the first quarter of 2021 for value-added and other tax receivables and current income and other taxes payable. Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including $140 million related to 2020 outstanding tax liability obligations in the first half of 2021 (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $50 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2021	2020

Gold revenue ($ in thousands)	215,740	239,626
Gold sold (ounces)	120,200	150,700
Average realized gold price ($/ ounce)	1,795	1,590
Tonnes of ore milled	2,074,680	1,746,352
Grade (grams/ tonne)	1.99	3.11
Recovery (%)	94.4	93.8
Gold production (ounces)	125,088	164,011
Cash operating costs(1) ($/ gold ounce sold)	479	286
Cash operating costs(1) ($/ gold ounce produced)	503	251
Total cash costs(1) ($/ gold ounce sold)	638	414
All-in sustaining costs(1) ($/ gold ounce sold)	770	519
Capital expenditures ($ in thousands)	17,396	74,133
Exploration ($ in thousands)	3,087	870
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, which was 9% above budget and 19% higher than the first quarter of 2020. Fekola’s higher than budgeted mill throughput was mainly due to favourable ore fragmentation and hardness, and optimization of the grinding circuit. As expected, compared to the first quarter of 2020, gold production was lower by 24% (38,923 ounces) as a result of the planned significant waste stripping and lower mined ore grades, as Phases 5 and 6 of the Fekola Pit are developed during the first half of 2021. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit. For the first quarter of 2021, mill feed grade was 1.99 grams per tonne (“g/t”) compared to budget of 2.03 g/t and 3.11 g/t in the first quarter of 2020; mill throughput was 2.07 million tonnes compared to budget of 1.91 million tonnes and 1.75 million tonnes in the first quarter of 2020; and gold recovery averaged 94.4% compared to budget of 94.0% and 93.8% in the first quarter of 2020. Processed grade was lower compared to the first quarter of 2020, as a result of the focus on higher mill feed grade and the stockpiling strategy used during the mill expansion activities in the first quarter of 2020.

The Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. For 2021 budgeting purposes, the Company assumed a throughput rate of 7.75 Mtpa. Mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput, and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on positive results to date, Fekola’s annualized throughput rate for 2021 is expected to continue to remain above 8.0 Mtpa.

Production planning for the nearby Cardinal resource area, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling for a bulk sample at Cardinal has been completed, and preparations for the bulk sample are underway with sampling expected to begin later in the second quarter of 2021. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. Approval of the addition of Cardinal to the Fekola environmental permit is expected shortly and following this, an application will be made to add mining at Cardinal to the Fekola Mine plan.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2021 were $503 per ounce produced ($479 per gold ounce sold) compared to a budget of $558 per ounce produced and $251 per ounce produced for the first quarter of 2020. Cash operating costs for the first quarter of 2021 were 10% lower than budget as a result of higher than budgeted production and lower than budget mining and processing costs. Lower than budgeted mining costs resulted from below budget maintenance costs while lower than budgeted processing costs were a result of higher mill throughput, significantly lower cyanide consumption and earlier than planned power production from the new Fekola solar power facility during the first quarter of 2021. Compared to the first quarter of 2020, cash operating costs for the first quarter of 2021 were higher than the first quarter of 2020 as expected due to the planned lower production as discussed above and higher period stripping activities in the first quarter of 2021, higher fuel costs, import duties and ongoing COVID-19 related labour and medical costs in Mali.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2021 for the Fekola Mine were $770 per gold ounce sold compared to a budget of $898 per gold ounce sold and $519 per gold ounce sold in the first quarter of 2020. All-in sustaining costs for the first quarter of 2021 were 14% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold, lower sustaining capital expenditures (mainly due to the timing of mobile equipment rebuilds) and lower than budgeted community relations costs. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Capital expenditures in the first quarter of 2021 totalled $17 million primarily consisting of $6 million for the solar plant, $6 million for prestripping and $3 million for mine infrastructure.

For full-year 2021, the Fekola Mine is expected to produce between 530,000 and 560,000 ounces of gold in 2021 at cash operating costs of between $405 and $445 per ounce and all-in sustaining costs of between $745 and $785 per ounce. Additional mining from the Cardinal resource area and higher than budgeted processing capacity are currently being investigated (as discussed above), with the potential to increase Fekola’s budgeted 2021 and longer-term gold production. As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola’s gold production is expected to be between 220,000 and 230,000 ounces, which is expected to increase significantly to between 310,000 and 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 and $570 per ounce in the first half of 2021, before significantly improving to between $315 and $355 per ounce during the second half of 2021. In addition, Fekola’s all-in sustaining costs are expected to be between $850 and $890 per ounce in the first half of 2021, before significantly improving to between $670 and $710 per ounce during the second half of 2021.

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2, 2020, and construction progress is now approximately 95% complete. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive on site by mid-May 2021. Approximately 25% of the solar field came online on January 28, 2021 and solar production reached 75% of full installed capacity by the end of March 2021 when the plant was turned over to the Fekola operations team. Solar power production with only 75% installed capacity has exceeded daily baseline targets for the full project, with several days of fuel cost savings of over $32,000 versus a goal of $25,000 per day, and replacement of up to 20% of the total daily power compared to a baseline goal of 18%.

The schedule for installation of the remaining 25% is contingent on the delivery of the replacement panels, but full construction completion is now projected by the end of the second quarter of 2021. The Company does not anticipate any significant impact on Fekola's 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant. The existing heavy fuel oil (“HFO”) and diesel power plant have an installed capacity of 64 megawatts while Fekola's expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it is expected to reduce HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2021	2020

Gold revenue ($ in thousands)	98,455	74,414
Gold sold (ounces)	55,370	46,900
Average realized gold price ($/ ounce)	1,778	1,587
Tonnes of ore milled	1,948,369	1,871,060
Grade (grams/ tonne)	1.10	0.90
Recovery (%)	83.6	83.2
Gold production (ounces)	57,513	44,872
Cash operating costs(1) ($/ gold ounce sold)	578	661
Cash operating costs(1) ($/ gold ounce produced)	608	722
Total cash costs(1) ($/ gold ounce sold)	678	743
All-in sustaining costs(1) ($/ gold ounce sold)	818	908
Capital expenditures ($ in thousands)	6,564	4,761
Exploration ($ in thousands)	1,086	1,617
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines also had a strong start to the year with first quarter gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). Gold production improved against budget mainly due to higher than budgeted mill recoveries (10% above budget) and included processed ore from two main sources. In the first quarter of 2021, recoveries relating to mill feed sourced from high-grade sulfide ore mined from Main Vein Pit Phases 4 and 5 in the quarter were 8% above budget, while recoveries relating to processed low-grade stockpile tonnage, originally mined from the Colorado Pit, were 7% above budget. In addition, oxide ore processed during the first quarter was 4% higher than budget, which also contributed to the higher recoveries. Compared to the first quarter of 2020, gold production in the first quarter of 2021 was higher by 28% (12,641 ounces), mainly due to higher mined ore grades in the quarter, as a result of mining through a higher-grade zone of the Main Vein Pit. For the first quarter of 2021, mill feed grade was 1.10 g/t compared to budget of 1.06 g/t and 0.90 g/t in the first quarter of 2020; mill throughput was 1.95 million tonnes compared to budget of 1.95 million tonnes and 1.87 million tonnes in the first quarter of 2020; and gold recovery averaged 83.6% compared to budget of 75.7% and 83.2% in the first quarter of 2020.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2021 were $608 per ounce produced ($578 per gold ounce sold) compared to a budget of $688 per ounce produced and $722 per ounce produced for the first quarter of 2020. The lower cash operating costs per gold ounce produced in the first quarter of 2021 compared to budget and the first quarter of 2020 resulted from the higher than budgeted production discussed above coupled with savings in mining costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2021 were $818 per ounce sold compared to a budget of $1,012 per gold ounce sold and $908 per gold ounce sold in the first quarter of 2020. All-in sustaining costs for the first quarter of 2021 were 19% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower sustaining capital expenditures (mainly due to the timing of rebuilds and prestripping). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Capital expenditures in the first quarter of 2021 totalled $7 million, primarily consisting of mobile equipment acquisition costs and rebuilds of $2 million, $2 million for tailings storage facility projects and prestripping costs of $1 million.

For full-year 2021, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold at cash operating costs of between $650 and $690 per ounce and all-in sustaining costs of between $955 and $995 per ounce. Masbate’s gold production is expected to be relatively consistent throughout each of the quarters in 2021.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2021	2020

Gold revenue ($ in thousands)	48,107	66,258
Gold sold (ounces)	26,760	41,900
Average realized gold price ($/ ounce)	1,798	1,581
Tonnes of ore milled	894,060	857,444
Grade (grams/ tonne)	0.82	1.54
Recovery (%)	97.6	98.4
Gold production (ounces)	23,042	41,749
Cash operating costs(1) ($/ gold ounce sold)	823	416
Cash operating costs(1) ($/ gold ounce produced)	940	441
Total cash costs(1) ($/ gold ounce sold)	895	480
All-in sustaining costs(1) ($/ gold ounce sold)	1,475	850
Capital expenditures ($ in thousands)	18,875	11,732
Exploration ($ in thousands)	476	372
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, gold production was significantly lower by 45% (18,707 ounces), as processed ore is primarily being sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit. For the first quarter of 2021, mill feed grade was 0.82 g/t compared to budget of 0.79 g/t and 1.54 g/t in the first quarter of 2020; mill throughput was 0.89 million tonnes compared to budget of 0.84 million tonnes and 0.86 million tonnes in the first quarter of 2020; and gold recovery averaged 97.6% compared to budget of 97.3% and 98.4% in the first quarter of 2020.

Development of the Wolfshag underground mine continues to progress on schedule. In the fourth quarter of 2020, development of the portal was completed, and development of the primary underground ramp commenced. Development continued during the first quarter of 2021, and stope ore production is expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2021 were $940 per gold ounce produced ($823 per ounce gold sold), compared to a budget of $996 per ounce produced and $441 per ounce produced for the first quarter of 2020. The lower cash operating costs per gold ounce produced in the first quarter of 2021 compared to budget resulted from the higher than budgeted production discussed above. As expected, cash operating costs for the first quarter of 2021 were higher than the first quarter of 2020 due to the planned lower production as discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2020 were $1,475 per gold ounce sold compared to a budget of $1,718 per gold ounce sold and $850 per gold ounce sold in the first quarter of 2020. All-in sustaining costs for the first quarter of 2021 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold partially offset by higher than budgeted sustaining capital expenditures, due to higher than budgeted prestripping tonnage as development of the Otjikoto and Wolfshag pits continues.

Capital expenditures for the first quarter of 2021 totalled $19 million, primarily consisting of $12 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $2 million for mobile equipment rebuilds and replacements and $4 million for Wolfshag underground development.

For full-year 2021, the Otjikoto Mine is expected to produce between 190,000 and 200,000 ounces of gold in 2021, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 and $520 per ounce and all-in sustaining costs are forecast to be between $830 and $870 per ounce. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto’s gold production is expected to be between 45,000 and 50,000 ounces, before increasing significantly to between 145,000 and 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 and $980 per ounce in the first half of 2021, before significantly improving to between $330 and $370 per ounce during the second half of 2021. In addition, Otjikoto’s all-in sustaining costs are expected to be between $1,600 and $1,640 per ounce in the first half of 2021, before significantly improving to between $580 and $620 per ounce during the second half of 2021. In the first quarter of 2021, gold production at Otjikoto was forecast to be lower and costs forecast to be higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades processed early in the year.

Otjikoto’s higher 2021 gold production level of between 190,000 and 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

Investment in Calibre

B2Gold currently holds approximately 33% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 33% common shareholding of Calibre at March 31, 2021 was $143 million. For the first quarter of 2021, the Company's share of Calibre's net income was $5 million based on Calibre's reported first quarter of 2021 financial results from May 3, 2021.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated April 14, 2021, consolidated production of Calibre for the first quarter of 2021 was 45,452 ounces of which the Company's attributable share was 15,001 ounces. El Limon achieved gold production of 16,337 ounces for the first quarter of 2021, driven by an average mill grade of 4.42 g/t and recovery of 89.3% from 124,149 tonnes of ore milled. La Libertad achieved gold production of 29,115 ounces for the first quarter of 2021, from an average mill grade of 3.17 g/t and recovery of 92.4% from 295,191 tonnes of ore milled.

Gramalote Project - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility study to evaluate recovery of gold from an open-pit mining operation with 11.0 Mtpa processing plant that includes crushing, grinding, flotation and a carbon-in-pulp recovery process to produce doré bullion. The Gramalote feasibility study approach focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

As a continuation of the Gramalote PEA, the feasibility study approach to date has also focused on applying most of the same assumptions and parameters, with the material changes being the updated Indicated Mineral Resource estimate, as well as updated cost assumptions for fuel, electricity, labour, equipment, and construction materials. By design, there is no material change to the project construction or operating parameters apart from refinement of the designs to feasibility levels of confidence.

Based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the project economic highlights include (100% basis):

•Open-pit gold mine with an initial life of mine (“LoM”) of 10.6 years based on current Indicated Mineral Resources (for Gramalote Ridge only)
•LoM gold production of 2.97 million ounces and average annual gold production of 347,000 ounces per year for the first five full years of production
•Average annual gold production LoM of 281,000 ounces per year at cash operating costs of $514 per ounce of gold and all-in sustaining cost of $744 per ounce of gold
•Average LoM gold recovery of 95.4% from conventional milling, flotation and cyanide leach of the flotation concentrate
•Estimated pre-production capital cost of $925 million (includes approximately $160 million for mining equipment)

•LoM pre-tax net cash flow of $1,444 million, and after-tax net cash flow of $948 million
•Post-tax NPV at a 5% discount rate of $483 million.
•After-tax internal rate of return (“IRR”) of 15% at the project construction decision date with a project payback (including construction capital) of 3.5 years

Based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project, which could be developed by revisiting the original Project design parameters included in the existing mining permit as applied in the Gramalote PEA and historical AngloGold studies and further optimizing project design. The Gramalote Project team has identified project optimization opportunities, including potential reductions in capital and operating costs, as well as improved operability and sustainability. In addition, development and review of the updated Mineral Resource estimate has indicated that further value is available through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

The Gramalote Project partners are currently reviewing a revised feasibility study budget totalling $86 million which would allow the final feasibility study to be completed by the end of the first quarter of 2022 and incorporate the identified optimization potential and a decision is expected to be announced shortly. The completion date of March 2022 is also expected to accommodate the additional Government six-month consultation and approval period that is required to get approval for concurrent resettlement. This represents an increase of $34 million (Company's share $17 million) over the initial announced 2021 Gramalote Project budget of $52 million. In conjunction with this, B2Gold expects that changes in design that modify the approved Environmental and Social Impact Assessment (ESIA) will potentially include minor and major permit amendments impacting the development timeline of the Gramalote Project, delaying delivery of a final feasibility study for the Gramalote Project until the end of the first quarter of 2022. B2Gold is proposing to the Gramalote Project that optimization efforts should include continuing exploration drilling at the Gramalote deposit with additional drilling and the Trinidad deposit and Monjas West zone, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support any potential permit modifications that are identified as part of the optimization process.

A revised schedule and budget for the proposed optimizations, continued sustainability projects, further exploration and completion of a final feasibility study is being developed. The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs. Advancement of these commitments is viewed as an essential part of project development.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Depending on the results of the project optimization studies and results changes to the project layout, a Modified Environment Impact Study and a Modified Project Implementation plan may be required. Based on preliminary discussions with the Colombian government, the Company expects that these minor or major modifications will not impact the license but may delay the implementation schedule (length of delay will depend on the significance of potential modifications). If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

Kiaka Project - Burkina Faso

The Company is currently updating the existing prefeasibility study for the Kiaka Project in Burkina Faso, reflecting the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price.

A Mineral Resource model utilizing additional drill results and revised model interpretations was completed in December 2020. An updated feasibility study is underway utilizing the new Mineral Resource and several new concepts to reduce costs, including a liquid natural gas (“LNG”) hybrid power plant combined with solar and dual fuel haul trucks that burn a mix of diesel fuel and LNG. A larger processing plant size of 12 Mtpa is being considered for this updated feasibility study. The Company expects to complete an updated feasibility study for the Kiaka Project by mid-year 2021. The 2021 budget for the Kiaka Project is $5.4 million.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2021, the Company had cash and cash equivalents of $513 million (December 31, 2020 - $480 million) and working capital of $536 million (December 31, 2020 - $465 million). As at March 31, 2021, the full amount of the $600 million RCF was undrawn and available.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at March 31, 2021, the Company had available undrawn capacity of $600 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2021, the Company was in compliance with these debt covenants.

For the first quarter of 2021, capital expenditures totalled $56 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $17 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $19 million and the Gramalote Project had capital expenditures of $3 million. Other exploration and development costs for the first quarter of 2021 totalled $10 million.

As at March 31, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $5 million for major overhauls, $1 million related to the solar plant and $3 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to tailings facility upgrades and $1 million for access to new areas in the mine plan, all of which is expected to be incurred in 2021.
•For payments of $51 million for the Wolfshag underground project at the Otjikoto Mine, of which $15 million is expected to be incurred in 2021 and $36 million is expected to be incurred in 2022.
•For payments at the Gramalote Project of $2 million for the Company's share of development costs all of which is expected to be incurred in 2021.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first quarter of 2021, the Company entered into additional forward contracts for the purchase of 13,871,000 litres of fuel oil and 12,449,000 litres of gas oil with settlements scheduled between February 2022 and April 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	35,285	36,976	9,147	81,408
Average strike price	$0.26	$0.29	$0.32	$0.28

Forward – gas oil:
Litres (thousands)	33,603	33,780	8,657	76,040
Average strike price	$0.32	$0.36	$0.41	$0.35

Collars - fuel oil:
Litres (thousand)	7,067	—	—	7,067
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	5,008	—	—	5,008
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at March 31, 2021 was $11 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2021 was $(1) million.
Operating activities

Cash flow provided by operating activities was $146 million in the first quarter of 2021 compared to $216 million in the first quarter of 2020, a decrease of $70 million due mainly to lower revenues of $18 million, higher production costs of $20 million and higher working capital outflows in the first quarter of 2021 for value-added and other tax receivables and current income and other taxes payables. Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including $140 million related to 2020 outstanding tax liability obligations in the first half of 2021 (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $50 million).

Financing activities

The Company’s cash from financing activities for the first quarter of 2021 was a net outflow of $52 million. During the first quarter of 2021, the Company received proceeds from the exercise of stock options of $1 million, made equipment loan facility repayments of $7 million, made interest and commitment fee payments of $1 million, paid dividends of $42 million and distributed $2 million to non-controlling interests.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021 in the amount of $42 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the first quarter of 2021, capital expenditures totalled $56 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $17 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $19 million and the Gramalote Project had capital expenditures of $3 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other exploration and development costs for the first quarter of 2021 totalled $10 million.

Exploration
Resource property expenditures on exploration and development are disclosed in the table below.

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	3,087	870
Masbate Mine, exploration	1,086	1,617
Otjikoto Mine, exploration	476	372
Anaconda Regional, exploration	1,216	1,330
Bantako Nord, exploration	1,515	1,524
Kiaka Project, development	1,477	495
Ondundu Project, exploration	59	183
Finland Properties, exploration	174	374
Uzbekistan, exploration	664	645
Other	417	1,954

	10,171	9,364

Following a very successful year for exploration in 2020, B2Gold is conducting another year of aggressive exploration in 2021 with a budget of approximately $66 million (excludes drilling included in the Gramalote Project budget). Exploration will focus predominantly in Mali, with a total country budget of $27 million, other operating mine sites in Namibia and the Philippines, as well as expanded focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

Fekola Mine

In 2021, approximately $8 million is budgeted to be spent on exploration around the Fekola Mine, including Fekola North and Cardinal/FMZ. A total of approximately 49,000 metres of diamond and reverse circulation drilling is planned. Grade control drilling is underway at a portion of the Cardinal deposit to enable it to be mined for processing at the Fekola plant, which is forecast for the second quarter of 2021, subject to obtaining all necessary permits. The potential upside from Cardinal has not been included in the 2021 budget. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

Anaconda Area

In 2021, approximately $12 million is budgeted to be spent on exploration in the Anaconda area, including the Menankoto Permit. A total of approximately 57,000 meters of diamond and reverse circulation drilling is planned.

The Company’s Malian subsidiary, Menankoto applied for a renewal of the Menankoto Permit in early February 2021 but was subsequently advised in early March 2021 that the permit had been granted to a third party. The Company believes that the grant of the exploration permit covering the perimeter of the Menankoto Permit to a third party is contrary to Menankoto’s legal rights under both the 2012 Mining Code and the 2019 Mining Code. Discussions with the Government of Mali continue to advance in order to resolve the issue. The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and in the event that discussions with the Government are unsuccessful, the Company intends to pursue all available legal remedies to resolve this issue.

Other West African Exploration

A total of $2.5 million is planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget includes establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire.

Masbate Mine

The Masbate exploration budget for 2021 is approximately $6.3 million, including approximately 15,000 metres of drilling. The 2021 exploration program will follow up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It will also focus on drill testing the most prospective Inferred Mineral Resource areas below existing design pits to determine if existing open pits can be expanded as a result of higher gold prices. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2021 is approximately $4.8 million. Exploration in 2021 will include 25,000 metres of diamond drilling and 3,200 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture. The majority of the diamond drilling will target the extension of the existing Wolfshag underground resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project will also be tested.

Other Greenfield Exploration

Given B2Gold’s exploration team's successful discovery history, in 2021, B2Gold has allocated approximately $25 million to high quality targets for its grassroots exploration programs, including Finland, Uzbekistan and a number of new regions.

In Finland, the Company has allocated $4.8 million to the Central Lapland joint venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikkari discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till (BOT) drilling and the same interpreted structure as defined by airborne geophysics.

In Uzbekistan, the Company has allocated $5 million to advance exploration on the ground acquired in proximity to the world class Muruntau super-mine. Exploration in 2020, mapping, RAB drilling and trenching identified multiple targets on structures and lithologies that have the same alteration and geochemical characteristics as Muruntau. Reverse circulation and diamond drilling are planned in 2021.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2020. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Anaconda Regional

The Company’s Malian subsidiary, Menankoto applied for a renewal of the Menankoto Permit in early February 2021 but was subsequently advised in early March 2021 that the permit had been granted to a third party. The Company believes that the grant of the exploration permit covering the perimeter of the Menankoto Permit to a third party is contrary to Menankoto’s legal rights under both the 2012 Mining Code and the 2019 Mining Code. Discussions with the Government of Mali continue to advance in order to resolve the issue. The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and in the event that discussions with the Government are unsuccessful, the Company intends to pursue all available legal remedies to resolve this issue.

As at March 31, 2021, the Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Anaconda Regional Property which had a carrying value of $30 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Anaconda Regional exploration property was not impaired at March 31, 2021.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	111,632	14,859	126,491
Royalties and production taxes	19,051	5,551	1,924	26,526	1,129	27,655

Total cash costs	76,662	37,536	23,960	138,158	15,988	154,146

Gold sold (ounces)	120,200	55,370	26,760	202,330	15,143	217,473

Cash operating costs per ounce ($/ gold ounce sold)	479	578	823	552	981	582

Total cash costs per ounce ($/ gold ounce sold)	638	678	895	683	1,056	709

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$		$

Production costs	43,101	31,010	17,445	91,556	11,085	102,641
Royalties and production taxes	19,218	3,852	2,661	25,731	2,465	28,196

Total cash costs	62,319	34,862	20,106	117,287	13,550	130,837

Gold sold (ounces)	150,700	46,900	41,900	239,500	14,230	253,730

Cash operating costs per ounce ($/ gold ounce sold)	286	661	416	382	779	405

Total cash costs per ounce ($/ gold ounce sold)	414	743	480	490	952	516

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	111,632	14,859	126,491
Inventory sales adjustment	5,306	2,981	(388)	7,899	—	7,899

Cash operating costs	62,917	34,966	21,648	119,531	14,859	134,390

Gold produced (ounces)	125,088	57,513	23,042	205,643	15,001	220,644

Cash operating costs per ounce ($/ gold ounce produced)	503	608	940	581	991	609

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$		$

Production costs	43,101	31,010	17,445	91,556	11,085	102,641
Inventory sales adjustment	(1,935)	1,384	965	414	—	414

Cash operating costs	41,166	32,394	18,410	91,970	11,085	103,055

Gold produced (ounces)	164,011	44,872	41,749	250,632	14,230	264,862

Cash operating costs per ounce ($/ gold ounce produced)	251	722	441	367	779	389

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	—	111,632	14,859	126,491
Royalties and production taxes	19,051	5,551	1,924	—	26,526	1,129	27,655
Corporate administration	1,856	798	1,049	6,395	10,098	636	10,734
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,109	2,109	—	2,109
Community relations	241	19	321	—	581	—	581
Reclamation liability accretion(2)	86	119	65	—	270	—	270
Realized gains on derivative contracts	(660)	(581)	(262)	—	(1,503)	—	(1,503)
Sustaining lease expenditures	168	341	39	187	735	—	735
Sustaining capital expenditures(3)	11,158	5,983	13,855	—	30,996	—	30,996
Sustaining mine exploration(3)	3,087	1,063	442	—	4,592	—	4,592

Total all-in sustaining costs	92,598	45,278	39,469	8,691	186,036	16,624	202,660

Gold sold (ounces)	120,200	55,370	26,760	—	202,330	15,143	217,473

All-in sustaining cost per ounce ($/ gold ounce sold)	770	818	1,475	—	919	1,098	932
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	17,396	6,564	18,875	42,835	—	42,835
Solar plant	(6,238)	—	—	(6,238)	—	(6,238)
Land acquisitions	—	(375)	—	(375)	—	(375)
Other	—	(206)	—	(206)	—	(206)
Underground development	—	—	(4,431)	(4,431)	—	(4,431)
National power grid connection	—	—	(589)	(589)	—	(589)

Sustaining capital expenditures	11,158	5,983	13,855	30,996	—	30,996

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,087	1,086	476	4,649	—	4,649
Regional exploration	—	(23)	(34)	(57)	—	(57)

Sustaining mine exploration	3,087	1,063	442	4,592	—	4,592

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	43,101	31,010	17,445	—	91,556	11,085	102,641
Royalties and production taxes	19,218	3,852	2,661	—	25,731	2,465	28,196
Corporate administration	1,302	547	1,303	7,036	10,188	2,914	13,102
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,844	2,844	—	2,844
Community relations	1,291	357	2,086	—	3,734	—	3,734
Reclamation liability accretion(2)	145	123	112	—	380	—	380
Realized losses on derivative contracts	91	40	25	—	156	—	156
Sustaining lease expenditures	193	358	103	175	829	—	829
Sustaining capital expenditures(3)	11,971	4,704	11,552	—	28,227	—	28,227
Sustaining mine exploration(3)	870	1,617	331	—	2,818	—	2,818

Total all-in sustaining costs	78,182	42,608	35,618	10,055	166,463	16,464	182,927

Gold sold (ounces)	150,700	46,900	41,900	—	239,500	14,230	253,730

All-in sustaining cost per ounce ($/ gold ounce sold)	519	908	850	—	695	1,157	721
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,133	4,761	11,732	90,626	—	90,626
Mine expansion equipment	(32,858)	—	—	(32,858)	—	(32,858)
Plant expansion	(15,972)	—	—	(15,972)	—	(15,972)
Solar plant	(11,251)	—	—	(11,251)	—	(11,251)
Other	(1,224)	(44)	—	(1,268)	—	(1,268)
Workshop upgrade	(857)	—	—	(857)	—	(857)
Land acquisitions	—	(13)	—	(13)	—	(13)
Underground development	—	—	(180)	(180)	—	(180)

Sustaining capital expenditures	11,971	4,704	11,552	28,227	—	28,227

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	870	1,617	372	2,859	—	2,859
Regional exploration	—	—	(41)	(41)	—	(41)

Sustaining mine exploration	870	1,617	331	2,818	—	2,818

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2021	2020
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	91,555	72,287
Adjustments for non-recurring and significant recurring non-cash items:
Unrealized (gains) losses on derivative instruments	(7,251)	10,848
Non-cash modification of Calibre receivable	—	689
Deferred income tax expense	12,686	11,465

Adjusted net income attributable to shareholders of the Company for the period	96,990	95,289

Basic weighted average number of common shares outstanding (in thousands)	1,051,544	1,035,032

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.09	0.09

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2021	2020	2020	2020	2020	2019	2019	2019
Gold revenue ($ in thousands)	362,302	479,525	487,166	441,939	380,298	313,659	310,783	267,213
Net income for the period ($ in thousands)	98,832	174,405	277,039	137,961	83,008	182,413	65,583	41,322
Earnings per share (1) – basic ($)	0.09	0.16	0.25	0.12	0.07	0.17	0.05	0.04
Earnings per share (1) – diluted ($)	0.09	0.16	0.25	0.12	0.07	0.17	0.05	0.04
Cash flows from operating activities ($ in thousands)	145,854	196,690	300,762	238,089	216,213	144,905	167,834	92,816
Gold sold, excluding discontinued operations (ounces)	202,330	256,655	253,200	257,100	239,500	211,800	208,900	203,700
Average realized gold price ($/ ounce)	1,791	1,868	1,924	1,719	1,588	1,481	1,488	1,312
Gold produced, excluding discontinued operations (ounces)	205,643	256,319	248,733	239,574	250,632	228,406	213,278	208,890
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	220,644	270,469	263,813	241,593	264,862	245,140	258,200	246,020
Cash operating costs (2) ($/ gold ounce sold)	582	461	437	383	405	479	507	543
Total cash costs (2) ($/ gold ounce sold)	709	578	567	498	516	579	603	624
All-in sustaining costs (2) ($/ gold ounce sold)	932	926	785	712	721	882	807	914
Adjusted net income (1)(2)(3) ($ in thousands)	96,990	146,729	161,183	111,690	95,289	65,116	85,060	42,000
Adjusted earnings per share (1)(2)(3) – basic ($)	0.09	0.14	0.15	0.11	0.09	0.06	0.08	0.04
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
For 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 and 1,030,000 ounces, total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated all-in sustaining costs forecast to be between $870 and $910 per ounce. The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021. The Company’s 2021 production guidance does not, however, include the potential upside to increase Fekola’s gold production in 2021 from additional mining from the Cardinal resource area and the higher than budgeted processing capacity currently being investigated.
Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

The Company continues to advance its pipeline of development projects. Work continues on the Gramalote Project. Based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project. This is expected to include revisiting the original Project design parameters included in the existing mining permit, further optimizing project design and additional drilling of the inferred portion of the Gramalote Mineral Resource. The Gramalote feasibility study is now expected to be completed by the end of the first quarter of 2022. The Company is currently also updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to have completed an updated feasibility study for the Kiaka Project by mid-year 2021.

Following a very successful year for exploration in 2020, B2Gold has commenced an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

The Company was recently selected as the recipient of five mining industry awards in the Philippines and Mali. In the Philippines, the two companies that comprise the Masbate Gold Project, Filminera Resources Corporation and Phil. Gold Processing & Refining Corp., received four awards in the recently-concluded 2020 Presidential Mineral Industry Environmental Awards (“PMIEA”), in the “Best Mining Forest and Safest Mine” categories. The PMIEAs are given to mining companies that exhibit best practices in safety and health management, environmental protection and community development. In Mali, a subsidiary of the Company, B2Gold Mali SARL, was recognized by Le Baromètre, a citizen watch organization that monitors the performance of public and private sector organizations, as Mali’s “Best Mining Company of 2020”.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.
OUTSTANDING SHARE DATA
At May 4, 2021, 1,051,948,729 common shares were outstanding. In addition, there were approximately 16.2 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$8.53 per share, approximately 4.3 million RSUs outstanding and approximately 1.8 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 33% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and all-in sustaining costs of between $870 and $910 per ounce; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa, including maintaining a rate of 8.0 Mtpa for 2021, and the potential upside from the Cardinal resource area in 2021; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the third quarter of 2021, contingent on receiving replacements for the damaged components; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of an internal economic assessment of the Kiaka project by the end of the first quarter of 2021 and updated feasibility study by mid-year 2021; the total cash income tax payments of $380 million in 2021, including $140 million related to the 2020 residual tax and Fekola's priority dividend; the settlement in 2021 of the Company's remaining 2020 income tax liabilities of approximately $75 million (at the time of filing its tax return in April 2021) and for the payment of the 2020 priority dividend to the Mali government of approximately $50 million expected in mid-year 2021; the Company’s position that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and its intention to pursue all available legal remedies to resolve the issue; the results of the feasibility work completed to date on the Gramalote Project, including the economic analysis, and the Company’s belief regarding the potential for a more robust project and further optimization; the delivery of a final feasibility study for the Gramalote Project by the end of the first quarter of 2022, and the results thereof; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could",

"should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.